

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 17, 2017

Christian Miller
Chief Financial Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

> **Re:** **Creative Learning Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed December 22, 2016**
> **File No. 000-52883**

Dear Mr. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 29

1.   Please revise to provide reference to the 2013 COSO Framework used. In addition, include management's assessment of the effectiveness of your internal control over financial reporting under the heading, "Management's Report on Internal Control Over Financial Reporting." We note the assessment in the last two sentences under the heading, "Evaluation of Disclosure Controls and Procedures."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications